Baker & McKenzie LLP 1114 Avenue of the Americas New York, New York 10036, USA Tel: +1 212 626 4100 Fax: +1 212 310 1600 www.bakernet.com
September 23, 2009 CONFIDENTIAL	Carol B. Stubblefield Tel: +1 212 626 4729 Carol.B.Stubblefield@bakernet.com Via Facsimile and Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

Attn: Jenn Do

RE:      Xinyuan Real Estate Co., Ltd. - Form 20-F for the fiscal year ended December 31, 2008, filed June 26, 2009

            (File No. 1-33863) (the “2008 Form 20-F”)

Dear Ms. Do:

Pursuant to your request on Tuesday, September 22, 2009, and in connection with our response letter, dated September 16, 2009 (the “Response Letter”), in response to the comment letter, dated September 9, 2009, of the staff of the Securities and Exchange Commission, we supplementally provide on behalf of Xinyuan Real Estate Co., Ltd. (the “Company”) the draft revised disclosures referenced in the Response Letter. For the staff’s convenience, we have included the entire disclosure in each subsection of the 2008 Form 20-F affected, marked to show cumulative changes from the 2008 Form 20-F.

This letter is being submitted as correspondence via EDGAR, and a copy is being faxed to your attention.

Should you have any questions about the attached, kindly contact the undersigned at (212) 626-4729 or Omer Ozden at (212) 626-4695.

Sincerely,

/s/    Carol B. Stubblefield

Carol B. Stubblefield

cc:       Thomas Gurnee

            Xinyuan Real Estate Co., Ltd.

            Omer Ozden

            Baker & McKenzie LLP

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

Revised disclosure in response to comments 2 and 3

Future losses and impairment charges. When the profitability of a project deteriorates due to a slow down in the sales pace reduction of pricing or some other factor, this indicates that there may be a possible future loss on delivery and potential impairment in the recoverability of the assets. Accordingly, the assets of such project are subsequently reviewed for future losses and impairment by comparing the estimated future undiscounted cash flows for the project to the carrying value of such project. If the estimated future undiscounted cash flows are less than the asset’s carrying value, such deficit will be charged as a future loss. Then the asset will be written down to its estimated fair value. We determine estimated fair value primarily by discounting the estimated future cash flows relating to the asset. In estimating the cash flows for a project, we use various factors including (a) the expected pace at which the planned number of units will be sold, based on competitive market conditions, historical trends in sales pace and actual average selling prices of similar product offerings and any other long or short-term economic conditions which may impact the market in which the project is located; (b) the estimated net sales prices expected to be attained based on the current market conditions and historical price trends, as well as any estimated increases in future sales prices based upon projected rate of unit sales, estimated time gap between presale and expected delivery, the impact of government policies, the local and regional competitive environment, and certain external factors such as the opening of a subway line, school or factory; and (c) the expected costs to be expended in the future, including, but not limited to, land and land development, home construction, construction overheads, sales and marketing, sales taxes and interest costs.

Our determination of fair value requires discounting the estimated cash flow at a rate commensurate with the inherent risk associated with the assets and related estimated cash flow. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows. In accordance with our accounting policies, we review each of our projects for impairments on a quarterly basis. Based on our testing at the end of 2008, we determined that Suzhou International City Garden was our only project expected to be unprofitable and our only project subject to recognition of impairment. See also “—Critical Accounting Policies” for our policy on impairment on long-lived assets.

The primary indicator of impairment associated with our Suzhou International City Garden project was a 17% decrease in the average selling price per square meter during the fourth quarter of 2008. The project first recorded sales during the second quarter of 2008, with an ASP of US$1,138 per square meter. Average sales prices for the fourth quarter declined to US$1,024 per square meter. GFA sales volume also declined during third and fourth quarters. The decreases resulted from the general global macro-economic downturn and less liquidity for purchasers in China due to government initiatives earlier in 2008. Such factors reduced our estimates of the profitability of the Suzhou International City Garden project. The impact of the decrease in demand was projected to continue through late 2009, especially with respect to lower sales prices and pre-sales velocity. Accordingly, for the Suzhou International City Garden project, we lowered our projected average selling price through 2013 by 10.3% from our previous estimate. We also expected that the project would take at least an additional six months to sell out than originally estimated in light of expected slower sales velocity, although we expect that the project will be fully sold by the end of 2013. In light of the additional expected time required to sell out, we increased our projected costs by US$15.8 million due to rising material costs and additional capitalized interest. As a result, we determined that the project was no longer profitable, and we recorded a loss of US$21.8 million, representing the net cost to us to deliver the project to completion. Further, upon discounting the expected future cash flows to arrive at a fair value, we recorded an impairment charge of US$55.0 million. Between these two items, we recorded a total loss of approximately US$76.8 million on the Suzhou International City Garden project. We do not believe it is reasonably likely that we will be required to record a further loss on this project. However, we could incur a further loss or impairment if any of the factors discussed below were to occur.

Subsequent to recognizing impairment, the carrying value of the Suzhou International City Garden project was equal to its fair value, or US$106.4 million as of December 31, 2008. Future cash flows for the project were estimated based on assuming a modest recovery in the general macro-economic conditions in China, resulting in estimated projected sales of 30,000 square meters in each of 2009 and 2010, and increased sales from 2011 through 2013 at a compounded rate of 15% per annum, which is historically the sales growth rate we experience as residential projects mature and approach completion. We also expect the average selling price to increase at 10% per year based on the price discount we have historically provided to early buyers over buyers who purchase closer to the completion of a given purchased unit. Construction spending is projected ratably over the construction period pursuant to the construction plan and the contracts that were executed during the tender process using a 5% contingency on total construction costs for unforeseen variances. We calculate interest costs at prevailing rates and add such costs to the project cost according to the expected borrowing balances over the life of the project. We estimate local and regional project selling costs by subtracting 2% of contract sales from our gross margin in order to calculate net cash flows.

The total future estimated undiscounted cash flows for Suzhou International City Garden Project are approximately US$157.1 million, exceeding the project’s carrying value of US$106.4 million by US$50.7 million. We may be required to record additional impairment charges should any of our significant estimates and judgments be revised downward or upward. For example, we would be subject to additional impairment charges should any of our significant estimates and judgments be revised downward or upward. For example, we would be subject to additional impairment charges if one, or a combination, of the following occurs: (i) our average selling price decreases by 18% from projected levels through 2013, or (ii) our remaining construction costs exceed projections by 74.8%.

To calculate the impairment of the Suzhou International City Garden project to assess potential impairment, we used an estimated discount rate of 12% on projected cash flows over the remaining life of the project. In deriving the estimated discount rate, using an expected return on equity of 20% and a borrowing rate of 7.78%, we determined that our weighted average cost of capital at December 31, 2008 was approximately 10.56%. In consideration of the fact that just 12.7% of the GFA of Suzhou International City Garden had been sold by the end of 2008, offset partially by the fact that construction was well under way and the range of discount rates used in the industry was typically 10% to 15%, we added an inherent risk premium of approximately 1.5%. Had the discount rate been increased by 1% and 3% to 13% and 15%, respectively, the impairment charge of US$55 million would have increased by an additional US$2.9 million and US$8.5 million, respectively. Conversely, if the discount rate had been decreased by 1% and 3% to 11% and 9%, respectively, the impairment charge would have decreased by US$3.1 million and US$9.6 million, respectively.

As of December 31, 2008, our impairment testing of all of our other projects indicated that the undiscounted cash flows of those projects exceeded their related carrying value, and, accordingly, none of such projects was considered impaired. There was only one project, Zhengzhou Xinyuan Colorful Garden, where the undiscounted cash flows were not materially higher than the carrying value as of December 31, 2008. The Company used the methodology, factors and material assumptions discussed above to test for possible impairment of this project. The future undiscounted cash flows for that project were US$77.4 million as compared to its carrying value of US$77.0 million. Total project costs of the Zhengzhou Xinyuan Colorful Garden project were virtually unchanged from previous estimates as the construction completion schedule was unchanged. Average selling prices for the total project, however, were reduced by 13.8% from previous estimates as the Company determined that continued discounting would be necessary on this project to sell residences at a pace to match the scheduled completion date. A decrease of 5% in estimated average selling price or an increase of 5% in future input costs over the remaining life of the project would result in the undiscounted cash flows for the project decreasing by US$5.6 million and US$1.8 million, respectively. Notwithstanding that sensitivity analysis, in accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Zhengzhou Xinyuan Colorful Garden project was not considered impaired because its estimated undiscounted cash flows were greater than its carrying value as of December 31, 2008.

Revised disclosure in response to comment 3

Revenue and cost recognition

We apply either of two different methods for revenue recognition, full accrual or percentage of completion depending on the expected construction period.

For further discussion on the application of the above policy to the Suzhou International City Garden project that was impaired in 2008 and our policy on impairment of long-lived assets, see our discussion under “Impairment Charges” in “Item 5. Operating and Financial Review and Prospects, A. Operating Results” and “Impairment of long-lived assets” herein.

Full accrual method

Revenue from the sale of properties where the construction period, the period from the construction permit award date to the unit delivery date, is expected to be 12 months or less, is recognized by the full accrual method when the sale is consummated and the unit has been delivered. A sale is considered to be consummated when the sales price has been paid, any permanent financing for which we are responsible has been arranged, all conditions precedent to closing have been performed, we do not have any substantial continuing involvement with the unit and the usual risks and rewards of ownership have been transferred to the buyer. Costs are recorded based on the ratio of the sales value of the relevant units completed and sold to the estimated total project sales value, multiplied by the estimated total project cost. For these projects, our policy is that cash payments received from the buyer are recorded as a deposit liability and costs are capitalized as incurred, up to when the sale is consummated and the unit has been delivered.

Delivery and closing take place only after the local government has certified that the building is completed and ready for habitation (comparable to a certificate of occupancy in the United States) and the following events have occurred:

•

The sales department has determined that the sales contract is signed, the sales tax invoice is properly issued, the purchaser is physically present and the purchasers’ identification cards are checked;

•	All consideration has been paid by the purchaser; and

•	The unit has been inspected and accepted by the purchaser.

Percentage of completion method

Revenue from the sale of properties where the construction period is expected to be more than 12 months is recognized by the percentage of completion method on the sale of individual units based on the completion progress of a project, as described below.

We apply the percentage of completion method to projects with an expected construction period of over 12 months, not including any unforeseen delay or delays beyond our control. For these projects, our policy is that cash payments received from the buyers are initially recorded as customer deposits, and costs are capitalized as incurred.

Revenue and profit from the sale of these development properties are recognized by the percentage of completion method on the sale of individual units when the following conditions are met:

•	construction is beyond a preliminary stage;

•	the buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit;

•	sufficient units have already been sold to assure that the entire property will not revert to rental property;

•	sales prices are collectible; and

•	aggregate sales proceeds and costs can be reasonably estimated.

Under the percentage of completion method, revenues from units sold and related costs are recognized over the course of the construction period, based on the completion progress of a project. In relation to any project, revenue is determined by calculating the ratio of incurred costs, including land use rights costs and construction costs, to total estimated costs and applying that ratio to the contracted sales amounts. Cost of sales is recognized by determining the ratio of contracted sales during the period to total estimated sales value, and applying that ratio to the incurred costs. Current period amounts are calculated based on the difference between the life-to-date project totals and the previously recognized amounts.

Our significant judgments and estimates related to applying the percentage of completion method include our estimates of the time necessary to complete the project, the total expected revenue and the total expected costs. Percentage of completion method requires us to re-evaluate our estimates of future revenues and costs on a quarterly basis project by project. Factors that are subject to uncertainty in our estimates include the expected future sales prices of the units, sales velocity rates and expected construction costs. These factors are subject to market conditions including, but not limited to, availability of credit in the market for purchasers to obtain mortgage loans, commodities prices affecting construction materials, locations of future infrastructure improvements, and overall development in the immediate area surrounding the project. Cumulative revenue is determined by multiplying cumulative contract sales proceeds by cumulative incurred cost divided by total estimated project cost. Cumulative cost of sales is calculated by multiplying cumulative incurred cost by cumulative contract sales divided by total estimated project revenue. Whenever we make changes to expected total project life profit margins, a “catch-up” adjustment must be made in the quarter of change to account for the difference between profit previously recognized using the previous profit margin estimate and the comparable profit using the new profit margin estimates. Further, if the updated profit margin indicates that we will have to sell units at a price less than our costs to develop them, we must recognize the full expected gross loss over the life of the project at that time regardless of whether the units have been sold. Additionally for such unprofitable projects we must also determine whether an impairment exists, and, if so, write down the cost to the fair value of the project which, in turn, may be less than the carrying value after recognizing the effect of future losses.

For further discussion on the application of the above policy to the Suzhou International City Garden project that was impaired in 2008 and our policy on impairment of long-lived assets, see “—Future losses and impairment charges” below and “—Impairment of long-lived assets” below.

Revised disclosure in response to comment 3

Impairment of long-lived assets

We consider on a quarterly basis whether indicators of impairment of long-lived assets are present. These indicators include, but are not limited to, negative gross margins, decreases in the average selling price above 5% and increases in input costs above 5% related to the individual projects in each operating segment. The provisions of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, require that a two-step impairment test be performed on long-lived assets. In the first step, we test for recoverability of the assets by determining whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying value. If the estimated undiscounted cash flows are greater than the carrying value, the long-lived assets are considered not impaired and we are not required to perform further testing. If the estimated undiscounted cash flows are less than the carrying value, we must perform the second step of the impairment test, which is to recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values, if any. Our determination of fair value requires discounting the estimated cash flows for a project at a rate commensurate with the inherent risk associated with the related assets and estimated cash flows.

Both the undiscounted cash flows and the discount rate used in determining fair value are based on estimates. To project undiscounted cash flows, we use various factors as described above under “—Future losses and impairment charges”, including the expected pace at which the planned units will be sold, the estimated net sales prices expected to be attained, and expected costs to be expended in the future, including, but not limited to, land and land developments, home construction, construction overhead, sales and marketing, sales taxes and interest costs. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows.

For further discussion of impairments incurred in 2008, see “—Future losses and impairment charges” above.

Revised disclosure in response to comment 4

(af) Effect of change in estimate

Revisions in estimated gross profit margins related to percentage of completion revenues are made in the period in which circumstances requiring the revisions become known. During 2008, six real estate development projects (Suzhou Colorful Garden, Shandong International City Garden, Suzhou Lake Family, Henan Finance Square, Hefei Wangjiang Garden and Shandong Elegant Scenery), which recognized gross profits in 2007, showed changes in their estimated gross profit margins. As of December 31, 2008, each of these projects has a percentage of completion at 50% or more. As these projects moved closer to completion during 2008, the Company adjusted its prior estimates related to selling prices and development costs. Specially, these projects experienced lower than estimated project costs resulting from elimination of contingencies and settlements with contractors. These were partially offset by Suzhou Colorful Garden project where sales prices decreased from prior estimates and where the estimated completion date was pushed back resulting in higher estimated material input costs and capitalized interest. As a result of these changes in gross profit, net income, gross profit, and basic and diluted earnings per share in the years ended December 31, 2008 increased by US$3.3 million, US$4 million and US$0.02 per share and US$0.02 per share, respectively.

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